Exhibit 99 to Form 4

Explanatory Note:  This Form 4 is being filed in connection with the appointment of new directors and officers of DigitalGlobe, Inc. ("DigitalGlobe"), in connection with the business combination of DigitalGlobe and GeoEye, Inc. ("GeoEye") pursuant to the terms of the Agreement and Plan of Merger, dated as of July 22, 2012, as amended, between DigitalGlobe, Inc., a Delaware corporation, GeoEye, Inc., a Delaware corporation, 20/20 Acquisition Sub, Inc., a Delaware corporation and a wholly owned subsidiary of DigitalGlobe, and WorldView, LLC, a Delaware limited liability company and a wholly owned subsidiary of DigitalGlobe (the "Merger Agreement").   Under the merger agreement, 20/20 Acquisition Sub, Inc., a direct wholly owned subsidiary of DigitalGlobe, merged with and into GeoEye, with GeoEye continuing as the surviving entity and a direct wholly owned subsidiary of DigitalGlobe. This step is referred to as the “first step merger.” Immediately after the first step merger became effective, GeoEye merged with and into WorldView, LLC, a direct wholly owned subsidiary of DigitalGlobe, with WorldView, LLC continuing as the surviving entity. WorldView, LLC was then renamed GeoEye, LLC, and is a direct wholly owned subsidiary of DigitalGlobe. This second step is referred to as the “second step merger,” and both the first step merger and the second step merger together are referred to as the “merger.”

Shares of GeoEye common stock (including restricted stock), options and restricted stock units were distributed by GeoEye, Inc. prior to the consummation of the merger.  The Merger Agreement provides for certain agreed upon adjustments to such outstanding GeoEye, Inc. awards upon consummation of the merger.

Pursuant to the terms of the Merger Agreement, GeoEye common stockholders had the right to elect to receive consideration of either: (i) 1.137 shares of DigitalGlobe common stock and $4.10 per share in cash (referred to as the “mixed cash/stock consideration”), (ii) 100% of the consideration in cash ($20.27) (referred to as the “cash consideration”) or (iii) 100% of the consideration in stock (1.425 shares of DigitalGlobe common stock) (referred to as the “stock consideration”), for each share of GeoEye common stock they owned, with the amount of cash and stock subject to proration depending upon the elections of GeoEye common stockholders, such that the aggregate consideration mix provided to former GeoEye stockholders in the merger reflects the ratio of 1.137 shares of DigitalGlobe common stock and $4.10 per share in cash.  Furthermore,  pursuant to the Merger Agreement, the deadline for receipt of all shareowner election forms with respect to the consideration to be received in the merger by GeoEye shareowners was 5:00 p.m., New York City time, on January 29, 2013.  The consummation of the transactions contemplated by the Merger Agreement occurred on January 31, 2013.

DigitalGlobe's exchange agent, American Stock Transfer & Trust Company, LLC ("AST"), is currently calculating, based on the elections of all former GeoEye common stockholders, any proration and adjustments to be made for those GeoEye stockholders who elected to receive cash consideration or stock consideration.  This process has not yet been completed by the date of the filing of this Form 4.  As such, information provided in this Form 4 for the ownership of DigitalGlobe common stock is a best estimate, and based off the assumption that the Reporting Person elected to receive the stock consideration (i.e, 1.425 shares of DigitalGlobe common stock) for each of the Reporting Person's shares of GeoEye common stock held immediately prior to the consummation of the transactions contemplated by the Merger Agreement.

The Reporting Person will file an amended Form 4 as soon as reasonably practicable following AST's completion of the proration and adjustment calculations.